March 12, 2010

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Trust”)
1933 Act File No. 333-122804
1940 Act File No. 811-21714
Comments received for PEA No. 12 filed on January 15, 2010

Dear Mr. Cowan:

Below is a summary of the comments I received from you on March 1, 2010 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1.	Back Cover Page - Please clarify that the SAI and Fund’s annual and semi-annual reports are available without charge. As it currently reads, it appears these items are only available free of charge at the fund’s web site.

Response:	We will make this clarification.

2.	Fee Table

a.	For the Blend Fund, Enhanced Index Core Equity Fund and Small Cap Equity Fund, please remove footnote 1, which describes the Acquired Fund fees and expenses included in other expenses, because the disclosure is not required or permitted by Item 3 of Form N-1A.

Response:	We respectfully disagree since this same footnote appears in the prospectus for the MassMutual Premier Funds (811-08690) which went effective on March 1, 2010 and did not receive this comment from the Staff when its 485(a) filing was reviewed. We would like our fund documents to be as consistent as possible.

b.	Unless the Strategic Emerging Markets Fund is a new fund, please remove footnote 1 because the disclosure is neither required nor permitted by Instruction (3)(f)(vii) to Item 3 of Form N-1A.

Response:	Please see our response to Comment 2 above.

3.	Example - Please delete the narrative that follows the example. It can be misleading in that the concept is covered in the narrative preceding the table (i.e., regarding contract level expenses).

Response:	We will make this change.

4.	Blend Fund

a.	Please disclose what is meant by “Lower-Rated” Fixed Income Securities Risk.

Response:	We will add disclosure to this risk that they are “commonly known as junk bonds.”

b.	Please disclose risks associated with investing in exchange traded funds, ADRs, value and growth approaches.

Response:	We will add the applicable risks.

c.	Securities loans and Repurchase Agreement Risk is listed as a principal risks. Please disclose the corresponding strategy that subjects the fund to such a risk.

Response:	We will be adding disclosure to the strategy that corresponds to this risk.

d.	Please disclose the risks associated with taking temporary defensive positions.

Response:	We feel that Cash Position Risk already adequately addresses this issue.

5.	China Fund, Equity Fund, High Yield (and any other applicable funds) - The disclosure needs a corresponding strategy for securities lending risk.

Response:	We will be adding disclosure to the strategy that corresponds to this risk.

6.	Strategic Emerging Markets Fund - Please disclose risks associated with investing in ETFs.

Response:	We will make the following change to the risk “Risk of Investment in Other Funds or Pools”:

Risk of Investment in Other Funds or Pools The Fund is indirectly exposed to all of the risks of the underlying funds, including exchange traded funds, in which it invests, including the risk that the underlying funds will not perform as expected. The Fund indirectly pays a portion of the expenses incurred by the underlying funds.

7.	Performance Information

a.	For the Blend Fund, please remove the footnote 2 to the table (stating that the indexes do not include any deduction for fees, expenses, or taxes) and state underneath the index name in the table “(reflects no deduction for fees, expenses, or taxes),” similar to the table in the form.

Response:	We respectfully disagree since this same footnote appears for funds with more than one listed index in the prospectus for the MassMutual Premier Funds (811-08690) which went effective on March 1, 2010 and did not receive this comment from the Staff when its 485(a) filing was reviewed. We would like our fund documents to be as consistent as possible.

b.	Please confirm that performance information will not be updated on a fund’s website.

Response:	We confirm that is correct, although updated performance may be available on an insurance company’s website.

8.	Purchase and Sale of Fund Shares - Please disclose the fund’s minimum initial or subsequent investment requirements. Item 6(a) of Form N-1A.

Response:	Registrant confirms there are no minimums and does not believe the Form requires us to state the absence of such a minimum.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Andrew M. Goldberg
Andrew M. Goldberg
Vice President, Clerk and Chief Legal Officer, MML Series Investment Fund II Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company